AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION JUNE 23, 2005
                                              Securities Act File No. 333-123074

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-14
|_|      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
|_|      PRE-EFFECTIVE AMENDMENT NO. ___
|X|      POST-EFFECTIVE AMENDMENT NO. 1

                               SCUDDER MONEY FUNDS

                            222 South Riverside Plaza
                                Chicago, IL 60606
                                 (617) 295-2572

                                AGENT FOR SERVICE
                                  John Millette
                               Scudder Money Funds
                             Two International Place
                                Boston, MA 02110

                          COPIES OF COMMUNICATIONS TO:
                             Cathy G. O'Kelly, Esq.
                              David A. Sturms, Esq.
                       Vedder, Price, Kaufman & Kammholz,
                                      P.C.
                            222 North LaSalle Street
                             Chicago, Illinois 60601

         TITLE OF SECURITIES BEING REGISTERED: Shares of Beneficial Interest (no par value) of the Registrant.

         No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

                                EXPLANATORY NOTE

         This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-123074) of Scudder Money Funds ("the Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of filing as Exhibit 12 to the Registration Statement the opinions pertaining to tax matters, and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

         This Post-Effective Amendment consists of the following:

         (1) Facing Sheet of the Registration Statement.
         (2) Part C to the Registration Statement (including signature page).

         Parts A and B are incorporated herein by reference to Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-123074), as filed on April 19, 2005.

                           PART C - OTHER INFORMATION

         ITEM 15. INDEMNIFICATION.

         Article VIII of the Registrant's Agreement and Declaration of Trust (Exhibit (1)(a) hereto, which is incorporated herein by reference) provides in effect that the Registrant will indemnify its officers and trustees under certain circumstances. However, in accordance with Section 17(h) and 17(i) of the Investment Company Act of 1940 and its own terms, said Article of the Agreement and Declaration of Trust does not protect any person against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

         Each of the trustees who is not an "interested person" (as defined under the Investment Company Act of 1940) of Registrant (a "Non-interested Trustee") has entered into an indemnification agreement with Registrant, which agreement provides that the Registrant shall indemnify the Non-interested Trustee against certain liabilities which such Trustee may incur while acting in the capacity as a trustee, officer or employee of the Registrant to the fullest extent permitted by law, now or in the future, and requires indemnification and advancement of expenses unless prohibited by law. The indemnification agreement cannot be altered without the consent of the Non-interested Trustee and is not affected by amendment of the Agreement and Declaration of Trust. In addition, the indemnification agreement adopts certain presumptions and procedures which may make the process of indemnification and advancement of expenses more timely, efficient and certain. In accordance with Section 17(h) of the Investment Company Act of 1940, the indemnification agreement does not protect a Non-interested Trustee against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

         The Registrant has purchased insurance policies insuring its officers and trustees against certain liabilities which such officers and trustees may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and trustees by way of indemnification against such liabilities, subject to certain deductibles.

         On April 5, 2002, Zurich Scudder Investments, Inc. ("Scudder"), the investment adviser, now known as Deutsche Investment Management Americas Inc. ("DeIM"), was acquired by Deutsche Bank AG, not including certain U.K. Operations (the "Transaction"). In connection with the Trustees' evaluation of the Transaction, Deutsche Bank agreed to indemnify, defend and hold harmless Registrant and the trustees who were not "interested persons" of Scudder, Deutsche Bank or Registrant (the "Independent Trustees") for and against any liability and claims and expenses based upon or arising from, whether in whole or in part, or directly or indirectly, any untrue statement or alleged untrue statement of a material fact made to the Independent Trustees by Deutsche Bank in connection with the Independent Trustees' consideration of the Transaction, or any omission or alleged omission of a material fact necessary in order to make statements made, in light of the circumstances under which they were made, not misleading.

         DeIM, the investment advisor, has agreed, subject to applicable law and regulation, to indemnify and hold harmless the Registrant against any loss, damage, liability and expense, including, without limitation, the advancement and payment, as incurred, of reasonable fees and expenses of counsel (including counsel to the Registrant and counsel to the Non-interested Trustees) and consultants, whether retained by the Registrant or the Non-interested Trustees, and other customary costs and expenses incurred by the Registrant in connection with any litigation or regulatory action related to possible improper market timing or other improper trading activity or possible improper marketing and sales activity in the Registrant ("Private Litigation and Enforcement Actions"). In the event that this indemnification is unavailable to the Registrant for any reason, then DeIM has agreed to contribute to the amount paid or payable by the Registrant as a result of any loss, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of DeIM and the Registrant with respect to the matters which resulted in such loss, damage, liability or expense, as well as any other relevant equitable considerations; provided; however, if no final determination is made in such action or proceeding as to the relative fault of DeIM and the Registrant, then DeIM shall pay the entire amount of such loss, damage, liability or expense.

         In recognition of its undertaking to indemnify the Registrant, DeIM has also agreed, subject to applicable law and regulation, to indemnify and hold harmless each of the Non-interested Trustees against any and all loss, damage, liability and expense, including without limitation the advancement and payment as incurred of reasonable fees and expenses of counsel and consultants, and other customary costs and expenses incurred by the Non-interested Trustees, arising from the Private Litigation and Enforcement, including without limitation:

         1. all reasonable legal and other expenses incurred by the Non-interested Trustees in connection with the Private Litigation and Enforcement Actions, and any actions that may be threatened or commenced in the future by any person (including any governmental authority), arising from or similar to the matters alleged in the Private Litigation and Enforcement Actions, including without limitation expenses related to the defense of, service as a witness in, or monitoring of such proceedings or actions;

         2. all liabilities and expenses incurred by any Non-interested Trustee in connection with any judgment resulting from, or settlement of, any such proceeding, action or matter;

         3. any loss or expense incurred by any Non-interested Trustee as a result of the denial of, or dispute about, any insurance claim under, or actual or purported rescission or termination of, any policy of insurance arranged by DeIM (or by a representative of DeIM acting as such, acting as a representative of the Registrant or of the Non-interested Trustee or acting otherwise) for the benefit of the Non-interested Trustee, to the extent that such denial, dispute or rescission is based in whole or in part upon any alleged misrepresentation made in the application for such policy or any other alleged improper conduct on the part of DeIM, any of its corporate affiliates, or any of their directors, officers or employees;

         4. any loss or expense incurred by any Non-interested Trustee, whether or not such loss or expense is otherwise covered under the terms of a policy of insurance, but for which the Non-interested Trustee is unable to obtain advancement of expenses or indemnification under that policy of insurance, due to the exhaustion of policy limits which is due in whole or in part to

DeIM or any affiliates thereof having received advancement of expenses or indemnification under that policy for or with respect to a matter which is the subject of the indemnification agreement; provided, however, the total amount which DeIM will be obligated to pay under this provision for all loss or expense, will not exceed the amount that DeIM and any of its affiliate actually receive under that policy or insurance for or with respect to a matter which is the subject of the indemnification agreement; and

         5. all liabilities and expenses incurred by any Non-interested Trustee in connection with any proceeding or action to enforce his or her rights under the agreement, unless DeIM prevails on the merits of any such dispute in a final, nonappealable court order.

         DeIM is not required to pay costs or expenses or provide indemnification to or for any individual Non-interested Trustee (i) with respect to any particular proceeding or action as to which the Board of the Registrant has determined that such Non-interested Trustee ultimately will not be entitled to indemnification with respect thereto, or (ii) for any liability of the Non-interested Trustee to the Registrant or its shareholders to which such Non-interested Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Non-interested Trustee's duties as a Trustee of the Registrant as determined in a final adjudication in such proceeding or action. In addition, to the extent that DeIM has paid costs or expenses under the agreement to any individual Non-interested Trustee with respect to a particular proceeding or action, and there is a final adjudication in such proceeding or action of the Non-interested Trustee's liability to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Non-interested Trustee's duties as a Trustee of the Registrant, such Non-interested Trustee has undertaken to repay such costs or expenses to DeIM.

         ITEM 16. EXHIBITS.

Exhibit 1       (a)        Amended  and   Restated   Declaration   of  Trust.
                           (Incorporated by reference to Post-Effective
                           Amendment No. 45 to Registrant's Registration
                           Statement on Form N-1A, filed on November 25, 1998.)

                (b) Certificate of Amendment to Declaration of Trust dated March 20, 2002. (Incorporated by reference to Post-Effective Amendment No. 52 to Registrant's Registration Statement on Form N-1A filed on November 27, 2002.)

                (c) Amendment to Declaration of Trust, Redesignation of Series dated March 20, 2002. (Incorporated by reference to Post-Effective Amendment No. 52 to Registrant's Registration Statement on Form N-1A filed on November 27, 2002.)

Exhibit 2       (a)        By-Laws.  (Incorporated by reference to
                           Post-Effective Amendment No. 41 to Registrant's
                           Registration Statement on Form N-1A filed on November
                           16, 1995.)

                (b)        Amendment to By-Laws dated November 30, 2000.
                           (Incorporated by reference to Post-Effective
                           Amendment No. 51 to Registrant's Registration Statement on Form N-1A filed on November 30, 2001.)

                (c)        Amendment to By-Laws dated November, 2003.
                           (Incorporated by reference to Post-Effective
                           Amendment No. 53 to Registrant's Registration Statement on Form N-1A filed on November 25, 2003.)

                (d)        Amendment to By-Laws effective September 24, 2004.
                           (Incorporated by reference to Post-Effective
                           Amendment No. 53 to Registrant's Registration Statement on Form N-1A filed on December 1, 2004.)

Exhibit 3                  Not Applicable.

Exhibit 4                  Form of Agreement and Plan of  Reorganization.
                           (Incorporated by reference to Exhibit A to Part A of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 filed on April 19, 2005.)

Exhibit 5 Specimen Share Certificate. (Incorporated by reference to Post-Effective Amendment No. 41 to the Registrant's Registration Statement on Form N-1A filed on November 16, 1995.)

Exhibit 6       (a)        Investment Management Agreement between the
                           Registrant and Deutsche Investment Management
                           Americas Inc. dated April 5, 2002. (Incorporated by reference to Post-Effective Amendment No. 52 to the Registrant's Registration Statement on Form N-1A filed on November 27, 2002.)

                (b) First Amendment to Investment Management Agreement between the Registrant and Deutsche Investment Management Americas Inc. dated March 19, 2003. (Incorporated by reference to Post-Effective Amendment No. 53 to the Registrant's Registration Statement on Form N-1A filed on November 25, 2003.)

Exhibit 7 Underwriting and Distribution Services Agreement between the Registrant and Scudder Distributors, Inc., dated April 5, 2002. (Incorporated by reference to Post Effective Amendment No. 52 to Registrant's Registration Statement on Form N-1A filed on November 27, 2002.)

Exhibit 8                  Not Applicable.

Exhibit 9       (a)        Custodian Agreement between the Registrant and State
                           Street Bank and Trust Company dated April 19, 1999.
                           (Incorporated by reference to Post-Effective
                           Amendment No. 46 to Registration's Registration
                           Statement on Form N-1A filed on September 28, 1999.)

                (b) Amendment to Custodian Contract between the Registrant and State Street Bank and Trust Company, dated January 5, 2001. (Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant's Registration Statement on Form N-1A filed on November 30, 2001.)

                (c) Amendment to Custodian Contract between the Registrant and State Street Bank and Trust Company dated July 23, 2003. (Incorporated by reference to Post-Effective Amendment No. 53 to Registrant's Registration Statement on Form N-1A filed on November 25, 2003.)

Exhibit 10                 Not Applicable.

Exhibit 11 Opinion and Consent of Vedder, Price, Kaufman & Kammholz, P.C. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 filed on April 19, 2005.)

Exhibit 12 Tax Opinions and Consents of Willkie Farr & Gallagher LLP, filed herein.

Exhibit 13      (a)        Fund Accounting Services Agreement between the
                           Registrant, on behalf of its series Zurich Money
                           Market Fund, and Scudder Fund Accounting Corporation, dated December 31, 1997. (Incorporated by reference to Post-Effective Amendment No. 45 to Registrant's
                           Registration Statement on Form N-1A filed on November
                           25, 1998.)

                (b) Fund Accounting Services Agreement between the Registrant, on behalf of its series Zurich Government Money Fund, and Scudder Fund Accounting Corporation dated December 31, 1997. (Incorporated by reference to Post-Effective Amendment No. 45, filed on November 25, 1998.)

                (c) Fund Accounting Services Agreement between the Registrant, on behalf of its series Zurich Tax-Free Money Fund, and Scudder Fund Accounting Corporation, dated December 31, 1997. (Incorporated by reference to Post-Effective Amendment No. 45 to Registrant's Registration Statement on Form N-1A filed on November 25, 1998.)

                (d) First Amendment to Fund Accounting Services Agreements between the Registrant, on behalf of each of its series, and Scudder Fund Accounting Corporation dated March 19, 2003. (Incorporated by reference to Post-Effective Amendment No. 53 to the Registrant's Registration Statement on Form N-1A filed on November 25, 2003.)

                (e) Transfer Agency and Service Agreements for Zurich Money Funds dated August 3, 2000 (Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant's Registration Statement on Form N-1A filed on November 30, 2001.)

                (f) Letter of Indemnity to the Scudder Funds dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 54 to the Registrant's Registration Statement on Form N-1A filed on October 1, 2004.)

                (g) Letter of Indemnity to the Scudder Funds dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 54 to the Registrant's Registration Statement on Form N-1A filed on October 1, 2004.)

                (h) Letter of Indemnity to the Scudder Funds dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 54 to the Registrant's Registration Statement on Form N-1A filed on October 1, 2004.)

Exhibit 14 Consents of Ernst & Young LLP. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 filed on April 19, 2005.)

Exhibit 15                 Not applicable.

Exhibit 16 Powers of Attorney were previously filed for this Registration Statement on March 2, 2005.

Exhibit 17 Form of Proxy. (Incorporated by reference to Part A of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 filed on April 19, 2005.)

         ITEM 17. UNDERTAKINGS.

         (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York, and State of New York, on the 23rd day of June, 2005.

                                        SCUDDER MONEY FUNDS

                                        By:   /s/ Julian F. Sluyters
                                           -------------------------------------
                                           Julian F. Sluyters
                                           Chief Executive Officer

          As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


 /s/ Julian F. Sluyters                         Chief Executive Officer                     June 23, 2005
------------------------------------
Julian F. Sluyters

/s/ Paul Schubert                             Chief Financial Officer and                   June 23, 2005
------------------------------------         Principal Accounting Officer
Paul Schubert

/s/ John W. Ballantine*                                 Trustee                             June 23, 2005
------------------------------------
John W. Ballantine

/s/ Lewis A. Burnham*                                   Trustee                             June 23, 2005
------------------------------------
Lewis A. Burnham

/s/ Donald L. Dunaway*                                  Trustee                             June 23, 2005
------------------------------------
Donald L. Dunaway

/s/ James R. Edgar*                                     Trustee                             June 23, 2005
------------------------------------
James R. Edgar

/s/ Paul K. Freeman*                                    Trustee                             June 23, 2005
------------------------------------
Paul K. Freeman

/s/ Robert B. Hoffman*                                  Trustee                             June 23, 2005
------------------------------------
Robert B. Hoffman

/s/ William McClayton*                                  Trustee                             June 23, 2005
------------------------------------
William McClayton

/s/ Shirley D. Peterson*                                Trustee                             June 23, 2005
------------------------------------
Shirley D. Peterson

/s/ William N. Shiebler*                                Trustee                             June 23, 2005
------------------------------------
William N. Shiebler

/s/ Robert H. Wadsworth*                                Trustee                             June 23, 2005
------------------------------------
Robert H. Wadsworth

/s/ John G. Weithers*                                   Trustee                             June 23, 2005
------------------------------------
John G. Weithers

         By: /s/ Caroline Pearson
                 Caroline Pearson**
                 Assistant Secretary

** Attorney-in-fact pursuant to the powers of attorney previously filed.

                                INDEX OF EXHIBITS


         Exhibit 12 - Tax Opinions and consents of Willkie, Farr & Gallagher LLP